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SECURITIES AN .
Washington, D.C. 20549

10029239

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- **66795**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/09**   AND ENDING   **12/31/09**

                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Allegiant Securities LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

200 SE 1ˢᵗ Street, Suite 502
(No. and Street)

Miami   **FL**   **33131**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis Flanagan   **(305) 672-1222 ext. 207**
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – if individual, state last, first, middle name)

2120 Powers Ferry Road, Suite 350	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __**Dennis Flanagan**__ , swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__**Allegiant Securities LLC**__ , as

of __**December 31**__ , **2009**, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____
Signature

Presidut
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).

ALLEGIANT SECURITIES LLC
Financial Statements
For the Year Ended
December 31, 2009
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Parent
Allegiant Securities LLC

We have audited the accompanying balance sheet of Allegiant Securities LLC, as of December 31, 2009 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegiant Securities LLC, as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 26, 2010
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

ALLEGIANT SECURITIES LLC
BALANCE SHEET
DECEMBER 31, 2009

ASSETS

	2009
Cash and cash equivalents	$ 96,551
Accounts receivable from clearing broker	4,507
Deposit with clearing broker	15,000
Other receivables	7,672
Prepaid expenses	17,565
Total Assets	$ 141,295

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued commissions	$ 23,651
Other accrued expenses	14,000
Total Liabilities	37,651
MEMBER'S EQUITY	103,644
Total Liabilities and Member's Equity	$ 141,295

The accompanying notes are an integral part of these financial statements.

ALLEGIANT SECURITIES LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2009

	2009
REVENUES	
Commissions	$ 382,848
Other income	39,804
Total revenues	422,652
GENERAL AND ADMINISTRATIVE EXPENSES	
Employee compensation and benefits	186,928
Clearing expense	37,723
Commissions	788
Occupancy and fees to related party	131,289
Other expenses	215,728
Total expenses	572,456
NET LOSS	$ (149,804)

The accompanying notes are an integral part of these financial statements.

ALLEGIANT SECURITIES LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

	2009
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (149,804)
Adjustments to reconcile net loss to net cash used in operations:	
Increase in other receivables	(7,672)
Increase in receivable from clearing broker	(143)
Increase in accrued expenses	37,651
Increase in prepaid expenses	(3,301)
NET CASH USED BY OPERATING ACTIVITIES	(123,269)
CASH FLOW FROM FINANCING ACTIVITIES:	
Decrease in due from Parent	2,128
Capital contribution	170,000
Sale of property to Parent	36,015
NET CASH USED BY FINANCING ACTIVITIES	208,143
NET INCREASE IN CASH AND CASH EQUIVALENTS	84,874
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	11,677
End of year	$ 96,551

The accompanying notes are an integral part of these financial statements.

ALLEGIANT SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2009

Balance, December 31, 2008	$	273,372
Capital contributions		170,000
Distribution/chargeoff of advances to Parent and related companies		(189,924)
Net loss		(149,804)
Balance, December 31, 2009	$	103,644

The accompanying notes are an integral part of these financial statements.

ALLEGIANT SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Allegiant Securities LLC (the "Company"), a Delaware Limited Liability Company, was organized in March 2004.   The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.

The Company is wholly-owned by Allegiant Financial, Inc. ("Member" or "Parent").

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Property and Equipment: Property and equipment is recorded at cost.   Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is wholly-owned by Allegiant Financial, Inc. ("Parent"), which has elected S corporation status.   Income or losses of the Company flow through to the stockholders of the Parent and no income taxes are recorded in the accompanying financial statements.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles.   Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses.   Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.   At December 31, 2009, the Company had net capital of $73,107, which was $68,107 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .52 to 1.0.

NOTE C – RELATED PARTIES

The Company has an informal expense sharing agreement with its Parent. Under the agreement, the Parent provides the Company with office facilities and certain other general and administrative support in exchange for monthly fees. Total expense under the arrangement charged to operations in the accompanying financial statements was approximately $131,000.

NOTE D – CLEARING BROKER-DEALER

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm of $15,000. Provided that the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

SUPPLEMENTAL INFORMATION

SCHEDULE I
ALLEGIANT SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2009

NET CAPITAL:

Total member's equity	$ 103,644
Less nonallowable assets:	
Other receivables	(7,672)
Prepaid expenses and other assets	(17,565)
	(25,237)
	78,407
Less fidelity bond deductible	(5,000)
Net capital before haircuts	73,407
Less haircuts	(300)
Net capital	73,107
Minimum net capital required	5,000
Excess net capital	$ 68,107
Aggregate indebtedness	$ 37,651
Net capital based on aggregate indebtedness	$ 2,510
Ratio of aggregate indebtedness to net capital	.52 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2009

Net capital as reported in Part IIA of Form X-17a-5	$ 60,647
Audit adjustments:	
To correct commissions payable	12,460
Net capital as reported above	$ 73,107

ALLEGIANT SECURITIES LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2009

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Parent
Allegiant Securities LLC

In planning and performing our audit of the financial statements of Allegiant Securities LLC, for the year ended December 31, 2009, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Allegiant Securities LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 26, 2010
Atlanta, Georgia

Rubio CPA,PC

RUBIO CPA, PC